1. THE COMPANY

Niagara International Capital Limited (the Company) is a member of the Financial Industry Regulatory Authority (FINRA) and a registered broker/dealer. The Company provides retail and investment banking services primarily in New York State and California. Effective February 13, 2013, the Company was approved in New York State to operate as a Registered Investment Advisor.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

Cash and Restricted Raymond James Account
Cash and the restricted Raymond James account include bank demand deposit accounts with a maturity of three months or less. The Company's cash balances may at times exceed federally insured limits. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant risk with respect to cash. See Note 11 for further discussion of the restricted Raymond James account.

Accounts Receivable and Accounts Receivable - Related Party
Accounts receivable at December 31, 2015 consists of amounts outstanding from investment banking fees and reimbursable expenses per the registered representative and shared services contracts as further discussed in Note 4 and Note 5. Account receivable - related party consists of amounts outstanding from an owner of the Company and companies related through common ownership. The Company records an allowance for doubtful accounts in anticipation of future write-offs. As of December 31, 2015, the Company considered all accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts was recorded.

Note Receivable and Employee Advances
Notes receivable and employee advances are stated at unpaid principal balances, less an allowance for a loss. Management periodically evaluates them for collectability based on inherent collection risks and adverse situations that may affect the borrower's ability to repay. Notes and advances for which no contractual payments have been received for a period of time are considered delinquent. After all collection efforts are exhausted, any amounts deemed uncollectible based upon an assessment of the debtor's financial condition are written off. As of December 31, 2015, management determined that allowance of 90% of the note receivable balance is necessary. Notes are placed on nonaccrual status when management believes collection of interest is doubtful. Uncollectible interest previously accrued is charged off, or an allowance is established by a charge to interest income. Interest Income on nonaccrual loans is recognized only to the extent cash payments are received.

Revenue Recognition
Commission, service fee and variable annuity contract income is recognized as the revenue is earned. Consulting income is recognized when all significant terms of the contract have been completed. Reimbursement income is recognized when payments are received.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)**

Office Equipment

Office equipment is stated at cost. Depreciation has been provided using the straight-line method over the economic useful lives of the assets, which is 5 years. Repairs and maintenance are charged to operations as incurred.

Advertising Costs

The Company expenses advertising as incurred. Advertising expense was $255 for the year ended December 31, 2015.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 8 for a discussion of fair value measurements.

Income Taxes

The Company has elected to be treated as an S-Corporation for federal, New York State and California tax reporting purposes. The tax regulations provide that, in lieu of corporate taxes, the shareholders are taxed on their proportionate share of the Company's taxable income; consequently, income taxes are not provided for in the accompanying financial statements.

3. **RELATED PARTY TRANSACTIONS**

The Company has expense sharing agreements in place with companies related through common ownership. The sharing agreements are in place for payroll related expenses and other operating expenses. The Company reimburses the related parties on a monthly basis. Amounts due are unsecured and due on demand. There was $0 outstanding at December 31, 2015. The employees of the Company also participate in the retirement plan of one of the related parties. Company contributions to the plan totaled $2,623 for the year ended December 31, 2015.

Accounts receivable - related party at December 31, 2015 represents amounts owed from an owner of the Company and companies related through common ownership.

4. **REGISTERED REPRESENTATIVE CONTRACTS**

The Company has entered into agreements with several individuals in New York City and California to act as registered representatives of the Company in order to assist in executing investment banking and registered investment advisor contracts. These individuals are compensated by consulting fees and commissions earned on those contracts and their employment agreements are cancelable with written notice from either party within a timeframe as specified in the individual contracts. Commission and consulting fees under these agreements amount to $1,066,373 (Clarity and Niagara) for the year ended December 31, 2015. These fees are included in general and administrative expenses in the accompanying statements of operations. There was $9,552 outstanding at December 31, 2015.

4. **REGISTERED REPRESENTATIVE CONTRACTS (Continued)**

Certain expenses such as legal, insurance and regulatory fees are paid by the Company and reimbursed by the registered representatives per the terms of the individual contracts.

5. **SHARED SERVICES AGREEMENT**

The Company has Management and Shared Services Agreements (The "Agreements") with Cappello Group, Inc. and Alexander Cappello (collectively "Cappello"), and Project Finance Advisory Limited (PFAL), (collectively the "Third Parties"), both unrelated registered parties. As part of the Agreements, customer contracts for investment banking services and consulting are established between the Company, The Third Parties and the client. Revenue received is recorded in jointly owned bank accounts and paid out per the order determined in the Agreements. The Company receives an established monthly amount for the management and compliance support. The Company recorded $180,000 of management fees in 2015 as a result of these arrangements. Any expenses paid by the Company on The Third Parties behalf are reimbursed and recorded to reimbursement income. Registered representatives are then paid per their individual agreements with The Third Parties. Finally, any amounts remaining in the account are paid to The Third Parties as usage fees to be used for their operational expenses. The related cash accounts had a balance of $99,797 at December 31, 2015, which is included in cash on the accompanying statement of financial condition.

The Company recorded revenue of $8,639,370 related to the Agreements, which consisted of $8,247,715 commission income, and $391,655 reimbursement income. Related expenses totaled $8,645,184 which consisted of $4,044,233 of registered representative fees, $166,110 of legal and regulatory fees and $4,434,841 of usage fees paid to The Third Parties during the year ended December 31, 2015. These fees are included in general and administrative expenses in the accompanying statement of operations. Included in accounts receivable is $26,905 related to unpaid client invoices.

6. **LEASE AGREEMENTS**

The Company entered into a lease agreement with an unrelated party that is renewable annually for their Buffalo office. Monthly payments under this lease were $1,010 for 2015. Rent expense for the year ended December 31, 2015 was $12,120.

The Company leases office equipment from an unrelated party with rentals of $165 per month (plus taxes and insurance) for 48 months through December 2019. Rent expense for the year ended December 31, 2015 amounted to $2,394. Future minimum lease payments under this non-cancellable operating lease are:

2016	$	1,980
2017	$	1,980
2018	$	1,980
2019	$	1,980

7. OFFICE EQUIPMENT

Office equipment consisted of the following at December 31:

	2015
Computers	$ 10,423
Furniture	1,468
	11,891
Less: Accumulated depreciation	(11,627)
	$ 264

Depreciation expense for the year ended December 31, 2015 was $663.

8. FAIR VALUE MEASUREMENTS

The Company uses various valuation techniques in determining fair value. ASC Section 820 established a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value:

There have been no changes in the methodologies used at December 31, 2015.

8. FAIR VALUE MEASUREMENTS (Continued)

Private equity investment - Cava Capital (formerly Emerge VC): Derived based on the profits of the fund (the "carry"). Since there has been no carry in this business building venture firm, the fair value of the investment is the cost since that is the least amount the Company will receive.

The following sets forth by Level, within the fair value hierarchy, the Company's investments at fair value as of December 31, 2015:

	Assets at Fair Value as of December 31, 2015			
	Level 1	Level 2	Level 3	Total
Private equity investments	-	-	25,000	25,000
	$ -	$ -	$ 25,000	$ 25,000

There were no transfers in or out of the any of the Levels described above during the year ended December 31, 2015. Transfers are recognized at the end of the reporting period.

The table below sets forth a summary of changes in the fair value of the Plan's Level 3 assets for the year ended December 31, 2015.

	Private Equity Investments
Balance –January 1, 2015	$ 25,000
Changes	-
Balance - December 31, 2015	$ 25,000

For the year ended December 31, 2015, there were no unrealized or realized gains or losses for the period included in earnings for private equity investments held at the end of the reporting period.

All assets have been valued using a market approach, except for Level 3 assets. The following table describes the valuation techniques used to calculate fair values for assets in Level 3. For Level 3 assets, management determines the fair value measurement valuation policies and procedures. Annually, management determines if the current valuation techniques used in the fair value measurements are still appropriate and evaluates and adjusts the unobservable inputs used in the fair value measurements based on current market conditions and third-party information.

8. **FAIR VALUE MEASUREMENTS (Continued)**

	Quantitative Information about Level 3 Fair Value Measurements			
	Fair Value at 12/31/15	Valuation Techniques	Unobservable Input	Range (Weighted Average)
Private equity investment – Cava Capital	$ 25,000	Profit of the fund	Carry of the Fund[a]	N/A

The significant unobservable inputs used in the fair value measurement of the Company's private equity investment. A significant increase (decrease) related to this assumption would result in a significantly lower (higher) fair value measurement. A 3% change in either direction in the assumption, which is estimated by management would not have a significant effect on the fair value measurement analysis performed by management.

a   The Company's investment in this private equity fund is derived based on the profits of the fund (the "carry"). Since there has been no carry yet in this business building venture firm, the fair value of the investment is the cost since that is the least amount the Company will receive.

9. **INVESTMENTS**

Cost and fair value of investments at December 31, 2015 are as follows:

	December 31, 2015				
	Amortized Cost	Dividends	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for sale: Private equity investment Cava Capital	$ 25,000	$ -	$ -	$ -	$ 25,000
	$ 25,000	$ -	$ -	$ -	$ 25,000

There are no unrealized gains or losses for the year ended December 31, 2015. Management evaluates investments for other-than-temporary impairment at least on an annual basis, and more frequently when economic or market concerns warrant such evaluation. Management determined that no declines were deemed to be other than temporary at December 31, 2015. Management reviews significant assumptions made in determining the fair value of the investment on at least an annual basis.

10. **FAIR VALUE OF FINANCIAL INSTRUMENTS**

The Fair Value Measurements and Disclosures Topic of the FASB Accounting Standards Codification(FASB ASC 825-10), requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments. There were no changes in methods or assumptions during the year. The financial instruments are categorized into the three levels of the fair value hierarchy as further described in Note 8.

Cash, accounts receivable, accounts receivable – related party, employee advances, restricted Raymond James account, accounts payable and accrued expenses and loans payable to affiliates: These financial instruments are reported at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments. These instruments are classified as level 2 in the fair value hierarchy.

Note receivable: The carrying amount of the note approximates fair value because it bears interest at a rate that approximates the current market rate for notes with similar maturities and credit quality. The note is classified as level 2 in the fair value hierarchy.

Investments: Investments are carried at fair value as further discussed in Note 8. Fair value levels are also further discussed in Note 8.

The carrying amounts and fair values of the Company's financial instruments at December 31, 2015 are as follows:

	Carrying Amount	Fair Value
Cash	$ 167,468	$ 167,468
Accounts receivable	$ 94,903	$ 94,903
Accounts receivable – related party	$ 29,599	$ 29,599
Employee advances	$ 5,407	$ 5,407
Note receivable	$ 1,157	$ 1,157
Investments	$ 25,000	$ 25,000
Restricted Raymond James account	$ 35,994	$ 35,994
Accounts payable and accrued expenses	$ 181,348	$ 181,348

11. RESTRICTED RAYMOND JAMES ACCOUNT

The Company is required to maintain a minimum balance of $25,000 in an account with Raymond James & Associates, Inc., its clearing broker/dealer, as part of a clearing agreement. The account balance at December 31, 2015 consisted of a cash sweep account in the Raymond James Bank Deposit Program.

12. EMPLOYEE ADVANCES

The Company has made advances to employees with a balance of $5,407 at December 31, 2015. During 2015, there were repayments of $52,760 and additional advances of $38,179

13. **NOTE RECEIVABLE**

The note receivable is for consulting services performed in relation to Javo Beverage Company ("Javo", an unrelated party). The promissory note is dated May 13, 2011 with a principal amount of $9,238, which was to be paid in full on May 14, 2014. The note has been extended to 2017. Interest only payments of 1% are paid on the note until the maturity date. The Company received no payments in 2015.

During 2013, the Company received communication from Javo indicating that they have recorded significant losses since they reorganized after filing for Chapter 11 bankruptcy in 2011 and their independent accounts were issuing a going concern opinion on their financial statements for the year ended December 31, 2013. Further, they have significant senior debt outstanding and the promissory note held by the Company is subordinate to that debt. Javo plans to negotiate a 10% payment in order to satisfy the promissory note. Based on these facts, management determined it appropriate to record a 90% allowance on the note receivable balance at December 31, 2015.

14. **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net ration would exceed 10 to 1.

At December 31, 2015, the Company had net capital of $110,728, which was in $98,638 in excess of its required capital of $12,090. The Company's net capital ratio was 0.1 to 1.

No material difference exists between the Computation of Net Capital under Rule 15c3-1 and the Company's corresponding computations submitted in its most recent unaudited Part IIA filing.